Final Term Sheet

Filed pursuant to Rule 433

Dated February 4, 2016

Relating to

Prospectus Supplement dated February 4, 2016 to

Registration Statement No. 333-204093

$275,000,000 3.200% Notes due 2026

Issuer:	Praxair, Inc.
Trade Date:	February 4, 2016
Settlement Date**:	February 11, 2016 (T+5)
Title of Securities:	3.200% Notes due 2026
Principal Amount:	$275,000,000. The notes offered hereby will be part of the same series of notes as the $450,000,000 aggregate principal amount of 3.200% Notes due 2026 issued and sold by Praxair, Inc. on September 24, 2015. Upon settlement, the notes will be fungible with and treated as a single series with these existing notes, and the aggregate principal amount of the existing notes and the notes offered hereby will be $725,000,000.
CUSIP / ISIN:	74005P BQ6 / US74005PBQ63
Maturity Date:	January 30, 2026
Benchmark Treasury:	T 2.250% due November 15, 2025
Benchmark Treasury Price and Yield:	103-13 / 1.867%
Spread to Benchmark Treasury:	+108 basis points
Yield to Worst:	2.947%
Interest Rate:	3.200% per annum
Public Offering Price (Issue Price):	102.126% of the principal amount thereof, plus interest deemed to have accrued since January 30, 2016
Interest Payment Dates:	Semi-annually in arrears on each January 30 and July 30, commencing July 30, 2016
Interest Record Dates:	January 15 and July 15
Redemption Provisions:
Make-Whole Call:	Treasury Rate plus 20 basis points prior to October 30, 2025
Par Call:	On or after October 30, 2025
Joint Book-Running Managers:	J.P. Morgan Securities LLC Mizuho Securities USA Inc. Wells Fargo Securities, LLC
Concurrent Offering:	On February 4, 2016, we offered €550 million of 1.200% Notes due 2024 (the “euro offering”) pursuant to a prospectus supplement dated February 4, 2016. The euro offering is expected to close on February 12, 2016.

**We expect that delivery of the notes will be made to investors on or about February 11, 2016, which will be the fifth business day following the date of this final term sheet (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

The issuer has filed a registration statement (including a prospectus, as supplemented) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC, collect at 1-212-834-4533, Mizuho Securities USA Inc., toll free at 1-866-271-7403 or Wells Fargo Securities, LLC, toll free at 1-800-645-3751.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

2